[NET LETTERHEAD]

November 5, 2009

VIA EDGAR

Mail Stop 4561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Attention:

Kathleen Collins, Accounting Branch Chief
Barbara Jacobs, Assistant Director
Kevin Dougherty, Attorney Advisor
Christine Davis, Assistant Chief Accountant

Re:

Network Equipment Technologies, Inc.

Form 10-K for Fiscal Year Ended March 27, 2009
Filed May 22, 2009
(File No. 1-10255)

Ladies and Gentlemen:

Network Equipment Technologies, Inc. (“we,” “NET,” or the “Company”) is providing this letter in response to further comments from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated October 23, 2009 (the “Staff Letter”) relating to the Company’s Form 10-K for the fiscal year ended March 27, 2009 (the “10-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

10-K for the Fiscal Year Ended March 27, 2009

Item 8.  Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 1.  Description of Business and Summary of Significant Accounting Policies

Revenue Recognition

1.

Your response to prior comment number 3 of our letter dated September 30, 2009 indicates that VSOE is established by product line. We note that your response to prior comment number 6 of our letter dated August 6, 2009 provided the results of a trailing twelve-month analysis of stand-alone sales by PCS type (PCS A and PCS B) for the twelve month period ended June 26, 2009. As VSOE is established by product line please provide us with this analysis by product line. Your response should provide a breakdown, by product line, of the 31 stand-alone sales of PCS A and the 44 stand-alone sales of PCS B and the percentage of such stand-alone sales that fell within 15% of your established VSOE.

As noted in our response to comment number 6 of your letter dated August 6, 2009 (“First Response”), PCS Offering A is offered in multi-element arrangements containing our networking products and our secure voice VX product sold to government customers, and PCS Offering B is offered in multi-element arrangements with our VX products for enterprise customers. In our First Response, we highlighted the individual products that are currently sold in these multi-element arrangements, together with the list price for both the product and associated PCS to demonstrate that the value of PCS is substantive, as asked by the Staff. As we stated in our response to comment number 3 of your letter dated September 30, 2009 (“Second Response”), we review stand-alone pricing based upon product lines to establish VSOE.

Below is a summary of our VSOE analysis of stand-alone sales by product line in the twelve month period ended June 26, 2009:

	Number of separate product-line sales		Number of sales within 15% of VSOE	Percent of sales within 15%of VSOE
PCS Type A
Lower-end multi-service products: P100, P200 and P400	13		13	100%
Higher-end multi-service products: P800 and NX1000	15		14	93%
SCREAM/BBS	6		6	100%
netMS	7		7	100%
VX	19		17	89%
Total	60	(1)	57

PCS Type B
VX	34	(2)	28	82%

(1)

The 31 stand-alone sales referenced under PCS A in our Second Response represented 60 separate sales when broken down by product line. (In some cases, a stand-alone sale may include purchases of PCS for multiple product lines with the same discount; as such, they are included as a separate sale for each product line in the analysis above.)

(2)

The 44 stand-alone sales referenced under PCS B in our Second Response included 10 warranty extensions for hardware repair and bug fixes on non-voice products, which are actually not PCS B and thus not relevant to the current analysis.

In determining product line grouping, we consider whether products are similar in functionality, have overlapping software and/or use common hardware components, and are priced in a consistent manner. The following is a summary of our products lines:

PCS Type A

Our networking products include four distinct product lines: lower-end multi-service products (Promina P100, P200 and P400), higher-end multi-service products (Promina P800 and NX1000), our network aggregation device (SCREAM/BBS), and network management software (netMS). The reason we segment our multi-service products by our lower end and higher end products is that our lower end multi-service product lines share common software priced the same across products, and also have a single common PCS offering, whereas our NX1000 contains the software from our P800 and is capable of using most of the P800 feature cards. Through June 26, 2009, all but one of our P800/NX1000 stand-alone sales related to the P800, as the NX1000 was introduced late in our fiscal 2007.

We note the Staff’s prior comment that the NX1000’s relative PCS price is 60% of the software list as compared to the P800 where the PCS price is only 25% of the software list. However, the actual price for the PCS for both product lines is about the same (within 10%) and VSOE of fair value is a consistent discount percentage from list across all product lines. The reason we priced the PCS for NX1000 higher as a percentage of the software list price is that we believe that the future software enhancements may have a greater benefit for the new NX1000, with the IP capabilities. We also note that through June 26, 2009, there was only one multi-element sale that contained PCS for NX1000.

We have two VX software offerings aimed at government customers, one with a base set of features and one with a full set of features, which we consider as one product line. We group the PCS of these offerings when reviewing stand-alone sales as they have similar functionality and common components, and the same relative list prices of PCS as compared to the software list price. Of the 19 stand-alone sales for our VX (secure voice) PCS products, 5 related to PCS for our base offering and 14 related to PCS for our full offering.

PCS Type B

Our current VX product offerings sold with PCS B, consist of our VX1200 and VX1800 products, which to date have been sold primarily to our enterprise customers. These products were introduced in late fiscal 2007 and evolved from the VX 900 and VX 2500 products, which we continue to support. As the software is the same as the previous generation, the PCS is consistently priced relative to the product cost, and VSOE of fair value is a consistent discount percentage from list price across all products, we use stand-alone pricing for all these products together when establishing VSOE.

Closing Comments

We hope that the foregoing is responsive to your comments. If you have further questions, we would welcome the opportunity to discuss them with you by telephone. My direct dial is 510-574-2575. Please direct any written questions or comments to me via facsimile at 510-574-2510. Thank you for your assistance.

Very truly yours,

/s/ JOHN F. MCGRATH, JR.

John F. McGrath, Jr.
Vice President, Chief Financial Officer
Network Equipment Technologies, Inc.

cc:

Timothy Hoxie, Jones Day